Prospectus

Plains All American Pipeline, L.P.
PAA Finance Corp.

Offer to Exchange up to
$150,000,000 of 5.25% Senior Notes due 2015

for

$150,000,000 of 5.25% Senior Notes due 2015
that have been Registered under the Securities Act of 1933

Terms of the Exchange Offer

•       We are offering to exchange up to $150,000,000 of our outstanding 5.25% Senior Notes due 2015 for new notes with substantially identical terms that have been registered under the Securities Act and are freely tradable.

•       We will exchange for an equal principal amount of new notes all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires.

•       The exchange offer expires at 5:00 p.m., New York City time, on November 16, 2005, unless extended. We do not currently intend to extend the exchange offer.

•       Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•       The exchange of outstanding notes for new notes will not be a taxable event for U.S. federal income tax purposes.

Terms of the 5.25% Senior Notes Offered in the Exchange Offer

Maturity

•       The notes will mature on June 15, 2015.

Interest

•       Interest on the notes is payable on June 15 and December 15 of each year, beginning December 15, 2005.

•       Interest will accrue from May 27, 2005.

Redemption

•       We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the principal amount of the notes to be redeemed plus a make-whole premium described in this prospectus, plus accrued and unpaid interest, if any, to the redemption date.

Ranking

•       The notes are unsecured. The notes rank equally in right of payment with all of our other existing and future senior unsecured debt and senior in right of payment to all of our future subordinated debt.

Please read “Risk Factors” on page 8 for a discussion of factors you should consider before participating in the exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 11, 2005.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

Each broker-dealer that receives the notes for its own account pursuant to this exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of the notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to make this prospectus available for a period of one year from the expiration date of this exchange offer to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

i

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents we have incorporated into this prospectus by reference before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. Please read “Forward-Looking Statements.” References to the “notes” in this prospectus include both the outstanding notes and the new notes.

Plains All American Pipeline, L.P.

We are a publicly traded Delaware limited partnership engaged in interstate and intrastate crude oil transportation, and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and natural gas related petroleum products. We refer to liquefied petroleum gas and natural gas related petroleum products collectively as “LPG.” We have an extensive network of pipeline transportation, storage and gathering assets in key oil producing basins and at major market hubs in the United States and Canada. Our operations can be categorized into two primary business activities: crude oil pipeline transportation operations and gathering, marketing, terminalling and storage operations.

Our executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002 and our telephone number is (713) 646-4100.

The Exchange Offer

On May 27, 2005, we completed a private offering of the outstanding notes. We entered into a registration rights agreement with the initial purchaser in the private offering in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to consummate the exchange offer within 240 days after the date we issued the outstanding notes.

Exchange Offer	We are offering to exchange new notes for outstanding notes.
Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on November 16, 2005, unless we decide to extend it.
Condition to the Exchange Offer

The registration rights agreement does not require us to accept outstanding notes for exchange if the exchange offer or the making of any exchange by a holder of the outstanding notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of outstanding notes being tendered is not a condition to the exchange offer.

Procedures for Tendering Outstanding Notes

To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program, and (ii) DTC confirms that: and

• DTC has received your instructions to exchange your notes,
• you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your outstanding notes, please refer to the sections in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer” and “—Procedures for Tendering.”
Guaranteed Delivery Procedures	None.
Withdrawal of Tenders

You may withdraw your tender of outstanding notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m. New York City time on the expiration date of the exchange offer. Please read “Exchange Offer—Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of New Notes

If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return to you, without expense as promptly as practicable after the expiration date, any outstanding note that we do not accept for exchange. We will deliver the new notes as promptly as practicable after the expiration date and acceptance of the outstanding notes for exchange. Please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Fees and Expenses.”
Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.
Consequences of Failure to Exchange Outstanding Notes

If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “U.S. Federal Income Tax Considerations.”

Exchange Agent

We have appointed Wachovia Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: Wachovia Bank, National Association, Customer Information Center, Corporate Trust Operations—NC1153, 1525 West W. T. Harris Blvd. 3C3, Charlotte, North Carolina 28262-8522. Eligible institutions may make requests by facsimile at (704) 590-9279.

Terms of the Notes

The new notes will be identical to the outstanding notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest and will contain different administrative terms. The new notes will evidence the same debt as the outstanding notes, and the same indenture will govern the new notes and the outstanding notes.

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of the Notes.”

Issuers	Plains All American Pipeline, L.P. and PAA Finance Corp.

PAA Finance Corp., a Delaware corporation, is an indirect wholly owned subsidiary of Plains All American Pipeline, L.P. that has been organized for the purpose of co-issuing our existing notes, the notes offered hereby, and the notes issued in any future offerings. PAA Finance Corp. will not have any operations of any kind and will not have any revenue other than as may be incidental to its activities as a co-issuer of the notes.

Notes Offered	$150 million in aggregate principal amount of 5.25% senior notes due 2015.
Maturity Date	June 15, 2015.
Interest Payment Dates	We will pay interest on the notes on June 15 and December 15 of each year, beginning December 15, 2005.
Optional Redemption

We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the principal amount of the notes to be redeemed plus a make-whole premium described in the “Description of the Notes—Optional Redemption” section of this prospectus, plus accrued and unpaid interest, if any, to the redemption date.

Guarantees

Initially, all payments with respect to the notes (including principal and interest) are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing subsidiaries. In the future our subsidiaries that guarantee other indebtedness of ours or another restricted subsidiary must also guarantee the notes. The guarantees are also subject to release in certain circumstances. The guarantees are general unsecured obligations of the subsidiary guarantors and rank equally with the existing and future senior unsecured indebtedness of the subsidiary guarantors.

Ranking	The notes are general senior unsecured obligations of the issuers and rank equally with the existing and future senior unsecured indebtedness of the issuers.
Certain Covenants	The indenture governing the notes contains covenants that limit our ability and our restricted subsidiaries’ ability, with certain exceptions, to:
• incur liens on principal properties to secure debt;·
• engage in sale-leaseback transactions; or·
• merge or consolidate with another entity or sell, lease or transfer substantially all of our properties or assets to another entity.
Transfer Restrictions; Absence of a Public Market for the Notes

The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes.

Recent Developments

Acquisition of Natural Gas Storage Facilities

On September 14, 2005, Plains/Vulcan completed the acquisition of all of the equity interests of ECI, an indirect subsidiary of Sempra Energy that develops and operates underground natural gas storage facilities. Plains/Vulcan is owned 50% by us and 50% by a subsidiary of Vulcan Capital, the investment arm of Paul G. Allen (“Vulcan Capital”). The total purchase price, excluding transaction costs, for the ECI equity interests was approximately $250 million. Plains/Vulcan anticipates that it will make additional expenditures of approximately $260 million over the next several years to complete a project under construction. Plains/Vulcan anticipates entering into a credit facility to cover a portion of these costs and base gas requirements.

We and Vulcan Capital each made an initial cash investment of $112.5 million ($225 million in the aggregate to Plains/Vulcan), and a subsidiary of Plains/Vulcan placed a $90 million credit facility contemporaneously with closing. Our portion of the purchase price was funded with a combination of the $112.5 million cash investment, borrowed under our senior unsecured revolving credit facility, and our indirect share of the borrowings under the Plains/Vulcan subsidiary level credit facility, with excess funds from such sources used for closing costs and future liquidity.

ECI’s principal assets consist of (i) Bluewater Gas Storage, an operating natural gas storage facility in Michigan with current natural gas storage working capacity of approximately 20 Bcf; (ii) Pine Prairie Energy Center (“Pine Prairie”), a 24 Bcf salt dome natural gas storage facility under development in Louisiana; and (iii) other similar projects and opportunities under various stages of review and evaluation.

Based on current estimates, we expect the initial capital requirements associated with our proportionate ownership of Plains/Vulcan to be approximately $255 million, which includes our initial cash payment of $112.5 million and our indirect share of the Plains/Vulcan subsidiary level credit facility, as well as future capital contributions. Actual costs may differ materially from current estimates because of factors beyond our control such as shortages or cost increases of power supplies, materials or labor (including the direct and indirect effects of Hurricanes Katrina and Rita on the availability of materials, the cost of natural gas and the demand for oil field services).

The Board of Directors of Plains/Vulcan, which will include an equal number of representatives from us and Vulcan Capital, will be responsible for providing strategic direction and policy making, and we will be responsible for the day to day operations of Plains/Vulcan.

Through its affiliates, Vulcan Capital owns approximately 54% of our general partner and approximately 20% of our outstanding common units.

Equity Offering

On October 6, 2005, we announced that we had completed the sale of 5,175,000 million common units (including the over-allotment option) at a public offering price of $42.20 per unit. Net proceeds from the offering, including the general partner’s proportionate capital contribution and expenses associated with the offering, were approximately $213.8 million. Concurrent with the closing of the public offering, we completed the sale of 679,000 common units to investment funds affiliated with Kayne Anderson Capital Advisors, L.P. Net proceeds from this issuance, including the general partner’s proportionate capital contribution and expenses associated with the issuance, were approximately $28.0 million. We used the total net proceeds of approximately $241.8 million from these issuances to repay indebtedness outstanding under our senior unsecured revolving credit facility and for general partnership purposes. A portion of the debt that was repaid was incurred as a result of the recent acquisition by PAA/Vulcan of ECI.

Impact of Hurricanes Katrina and Rita

Our preliminary damage assessment of the impact of Hurricanes Katrina and Rita on our Gulf Coast assets indicates that, in most cases, the extent of physical damage is not significant, and the bulk of associated costs will be covered by insurance. Because of lost power and communications and extensive flooding, access to certain assets remains difficult. For those assets rendered nonfunctional because of the hurricanes, we expect to encounter shortages of equipment and personnel to effect repairs, which could extend the time and increase the costs associated with returning such assets to service.

We are continuing to assess damage to our Gulf Coast assets. The cumulative impact of the hurricanes on our operations, however, may not be known for some time and will be dependent upon when power is restored to our facilities, the extent of damage to our and third party assets, the potential impact of shut in crude oil production and refining capacity and the extent of any environmental exposure. The profitability of our pipeline operations depends on the volume of crude oil shipped, and the profitability of our gathering and marketing activities is generally dependent on the volumes of crude oil we purchase and gather. Also, the success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent on our securing additional supplies of crude oil. The interruption in the production of oil from the Gulf Coast region caused by Hurricanes Katrina and Rita has reduced the production and limited the supply of crude oil available in the market and therefore decreased the volumes shipped on our pipelines and the volumes available for us to purchase in the market. Although substantial uncertainty remains, as of September 27, 2005 we do not expect the effects of Hurricanes Katrina and Rita will have a material impact on our results of operations.

Ownership Changes at Our General Partner

On August 12, 2005, Sable Investments, L.P., a 19.0% owner of our general partner, sold its interest to the remaining owners of our general partner. This transaction resulted from the exercise of a right of first refusal by all of the remaining owners in response to an offer to purchase the Sable interest. As a result of this transaction, Vulcan Energy Corporation (“Vulcan”), an affiliate of Vulcan Capital, increased its ownership interest in our general partner from 44% to approximately 54%, which effectively would have enabled Vulcan to elect five of our general partner’s eight board members.

In conjunction with the transaction, our general partner entered into an excess voting rights agreement with Vulcan pursuant to which Vulcan has agreed to restrict certain of its voting rights to help preserve a balanced board. Specifically, Vulcan agreed that with respect to any action taken by the members for the election or removal of an independent director, Vulcan will vote all of its membership interest in excess of 49.9% in the same manner as, and proportionate to, the votes of all membership interests other than Vulcan’s. Vulcan has the right at any time to give notice of termination of the agreement. The time between notice and termination depends on the circumstances, but would never be longer than one year. Upon any breach by Vulcan of, or notice of termination under, the agreement, the employment agreement waivers described below would terminate. In addition, Lynx Holdings, L.P., similarly agreed that, in the same circumstances, it will vote all of its 1.23% membership interest in the same manner as, and proportionate to, the votes of all membership interests other than Vulcan’s and Lynx Holdings’. Also in connection with the transaction, the chief executive officer and the chief operating officer of our general partner agreed to waive certain change-of-control payment rights that would otherwise have been triggered as a result of the increase in Vulcan’s ownership interest in the general partner to approximately 54%.

Distribution Increase

On July 21, 2005, we announced a cash distribution of $0.65 per unit on all outstanding limited partner units. This second quarter distribution was paid on August 12, 2005. This distribution equals an annual distribution of $2.60 per unit and represents an increase of 12.6% over the second quarter of 2004 distribution.

During our conference call to discuss the acquisition of ECI, our management disclosed its intent to recommend to the board of directors of our general partner a post-closing distribution increase of two and a half cents per quarter, or ten cents per unit on an annualized basis. Such an increase would result in a quarterly distribution of $0.675 per unit, which equals an annualized distribution rate of $2.70 per unit. Subject to the approval of the board of directors of our general partner and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable, we expect this increase to be reflected in our distribution related to the third quarter of 2005.  Under our partnership agreement, generally our general partner is entitled to 50% of the amount we distribute to each unitholder in excess of $0.675 per unit per quarter.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our partnership and the exchange offer and the notes should be considered carefully in deciding whether to participate in the exchange offer.

Risks Related to Our Business

The level of our profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. Production from these offshore fields has experienced substantial production declines since 1995.

A significant portion of our segment profit is derived from pipeline transportation margins associated with the Santa Ynez and Point Arguello fields located offshore California. We expect that there will continue to be natural production declines from each of these fields as the underlying reservoirs are depleted. We estimate that a 5,000 barrel per day decline in volumes shipped from these fields would result in a decrease in annual pipeline segment profit of approximately $3.2 million. In addition, any significant production disruption from the Santa Ynez field due to production problems, transportation problems or other reasons could have a material adverse effect on our business.

Our trading policies cannot eliminate all price risks. In addition, any non-compliance with our trading policies could result in significant financial losses.

Generally, it is our policy that we establish a margin for crude oil purchased by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX and over the counter. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is generally not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These policies and practices cannot, however, eliminate all price risks. For example, any event that disrupts our anticipated physical supply of crude oil could expose us to risk of loss resulting from price changes. Moreover, we are exposed to some risks that are not hedged, including certain basis risks and price risks on certain of our inventory, such as pipeline linefill, which must be maintained in order to transport crude oil on our pipelines. In addition, we engage in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. Although this activity is monitored independently by our risk management function, it exposes us to price risks within predefined limits and authorizations.

In addition, our trading operations involve the risk of non-compliance with our trading policies. For example, we discovered in November 1999 that our trading policy was violated by one of our former employees, which resulted in aggregate losses of approximately $181.0 million. We have taken steps within our organization to enhance our processes and procedures to detect future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

If we do not make acquisitions on economically acceptable terms our future growth may be limited.

Our ability to grow is substantially dependent on our ability to make acquisitions that result in an increase in adjusted operating surplus per unit. If we are unable to make such accretive acquisitions either because (i) we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (ii) we are unable to raise financing for such acquisitions on economically acceptable terms or (iii) we are outbid by competitors, our future growth will be limited.

In particular, competition for midstream assets and businesses has intensified substantially and as a result such assets and businesses have become more costly. As a result, we may not be able to complete the number or size of acquisitions that we have targeted internally or to continue to grow as quickly as we have historically.

Our acquisition strategy requires access to new capital. Tightened capital markets or other factors which increase our cost of capital could impair our ability to grow.

Our business strategy is substantially dependent on acquiring additional assets or operations. We continuously consider and enter into discussions regarding potential acquisitions. These transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. Any material acquisition will require access to capital. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our ability to execute our acquisition strategy. Our ability to maintain our targeted credit profile, including maintaining our credit ratings, could impact our cost of capital as well as our ability to execute our acquisition strategy.

Our acquisition strategy involves risks that may adversely affect our business.

Any acquisition involves potential risks, including:

•  performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

•  a significant increase in our indebtedness and working capital requirements;

•  the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

•  the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;

•  risks associated with operating in lines of business that are distinct and separate from our historical operations

•  customer or key employee loss from the acquired businesses; and

•  the diversion of management’s attention from other business concerns.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits and our ability to pay distributions or meet our debt service requirements.

The nature of our assets and business could expose us to significant compliance costs and liabilities.

Our operations involving the storage, treatment, processing, and transportation of liquid hydrocarbons, including crude oil, are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment, and otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of doing business, including our capital costs to construct, maintain and upgrade equipment and facilities. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, the issuance of injunctions that may restrict or prohibit our operations, or claims of damages to property or persons resulting from our operations. The laws and regulations applicable to our operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous liquids into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

The profitability of our pipeline operations depends on the volume of crude oil shipped.

Third party shippers generally do not have long term contractual commitments to ship crude oil on our pipelines. A decision by a shipper to substantially reduce or cease to ship volumes of crude oil on our pipelines could cause a significant decline in our revenues. For example, we estimate that an average 20,000 barrel per day variance in the Basin Pipeline System within the current operating window, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.8 million. In addition, we estimate that an average 10,000 barrel per day variance on the Capline Pipeline System, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.5 million.

The success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent upon our securing additional supplies of crude oil.

Our operating results are dependent upon securing additional supplies of crude oil from increased production by oil companies and aggressive lease gathering efforts. The ability of producers to increase production is dependent on the prevailing market price of oil, the exploration and production budgets of the major and independent oil companies, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives and other matters beyond our control. There can be no assurance that production of crude oil will rise to sufficient levels to cause an increase in the throughput on our pipeline and gathering assets.

Our operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast. Fluctuations in demand can negatively affect our operating results.

Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand. Demand also depends on the ability and willingness of shippers having access to our transportation assets to satisfy their demand by deliveries through those assets.

Fluctuations in demand for crude oil, such as caused by refinery downtime or shutdown, can have a negative effect on our operating results. Specifically, reduced demand in an area serviced by our transmission systems will negatively affect the throughput on such systems. Although the negative impact may be mitigated or overcome by our ability to capture differentials created by demand fluctuations, this ability is dependent on location and grade of crude oil, and thus is unpredictable.

We face intense competition in our gathering, marketing, terminalling and storage activities.

Our competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates, and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control greater supplies of crude oil. We estimate that a $0.01 variance in the average segment profit per barrel would have an approximate $2.5 million annual effect on segment profit.

The profitability of our gathering and marketing activities is generally dependent on the volumes of crude oil we purchase and gather.

To maintain the volumes of crude oil we purchase, we must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. We estimate that a 15,000 barrel per day decrease in barrels gathered by us would have an approximate $4.2 million per year negative impact on segment profit. This impact is based on a reasonable margin throughout various market conditions. Actual margins vary based on the location of the crude oil, the strength or weakness of the market and the grade or quality of crude oil.

Loss of credit rating or the ability to receive open credit could negatively affect our ability to capitalize on a volatile market

We believe that, because of our strategic asset base and complementary business model, we will continue to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil market. Our ability to capture that benefit, however, is subject to numerous risks and uncertainties, including our maintaining an attractive credit rating and continuing to receive open credit from our suppliers and trade counter-parties.

We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing activities.

There can be no assurance that we have adequately assessed the credit worthiness of our existing or future counterparties or that there will not be an unanticipated deterioration in their credit worthiness, which could have an adverse impact on us.

In those cases in which we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose us to operator credit risk, and there can be no assurance that we will not experience losses in dealings with other parties.

Our pipeline assets are subject to federal, state and provincial regulation.

Our domestic interstate common carrier pipelines are subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for petroleum pipelines be just and reasonable and non-discriminatory. We are also subject to the Pipeline Safety Regulations of the U.S. Department of Transportation. Our intrastate pipeline transportation activities are subject to various state laws and regulations as well as orders of regulatory bodies.

Our Canadian pipeline assets are subject to regulation by the National Energy Board and by provincial agencies. With respect to a pipeline over which it has jurisdiction, each of these Canadian agencies has the power to determine the rates we are allowed to charge for transportation on such pipeline. The extent to which regulatory agencies can override existing transportation contracts has not been fully decided.

Our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets.

Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on our pipeline systems that would adversely affect our profitability.

The effects of Hurricanes Katrina and Rita and other hurricanes may adversely affect our business.

Our preliminary damage assessment of the impact of Hurricanes Katrina and Rita on our Gulf Coast assets indicates that, in most cases, the extent of physical damage is not significant, and the bulk of associated costs will be covered by insurance. Because of lost power and communications and extensive flooding, access to certain assets remains difficult. For those assets rendered nonfunctional because of the hurricanes, we expect to encounter shortages of equipment and personnel to effect repairs, which could extend the time and increase the costs associated with returning such assets to service.

We are continuing to assess damage to our Gulf Coast assets. The cumulative impact of the hurricanes on our operations, however, may not be known for some time and will be dependent upon when power is restored to our facilities, the extent of damage to our and third party assets, the potential impact of shut in crude oil production and refining capacity and the extent of any environmental exposure. The profitability of our pipeline operations depends on the volume of crude oil shipped, and the profitability of our gathering and marketing activities is generally dependent on the volumes of crude oil we purchase and gather. Also, the success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent on our securing additional supplies of crude oil. The interruption in the production of oil from the Gulf Coast region caused by Hurricanes Katrina and Rita has reduced the production and limited the supply of crude oil available in the market and therefore decreased the volumes shipped on our pipelines and the volumes available for us to purchase in the market. Although substantial uncertainty remains, as of September 27, 2005 we do not expect the effects of Hurricanes Katrina and Rita will have a material impact on our results of operations.

Future hurricanes could have effects similar to and worse than Hurricanes Katrina and Rita, and could materially impact our results of operations.

Marine transportation of crude oil has inherent operating risks.

Our gathering and marketing operations include purchasing crude oil that is carried on third party tankers. Our water borne cargoes of crude oil are at risk of being damaged or lost because of events such as marine disaster, bad weather, mechanical failures, grounding or collision, fire, explosion, environmental accidents, piracy, terrorism and political instability. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. While certain of these risks may be covered under our insurance program, any of these circumstances or events could increase our costs or lower our revenues, which could result in a reduction in the market price of our equity or debt securities.

Maritime claimants could arrest the vessels carrying our cargoes.

Crew members, suppliers of goods and services to a vessel, other shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of a vessel carrying a cargo of our oil could substantially delay our shipment.

In addition, in some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel carrying our cargo for claims relating to a vessel with which we have no relation.

The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities.

As of June 30, 2005, our total outstanding long-term debt was approximately $953 million. Various limitations in our debt instruments may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

Changes in currency exchange rates could adversely affect our operating results.

Because we conduct operations in Canada, we are exposed to currency fluctuations and exchange rate risks that may adversely affect our results of operations.

Cash distributions are not guaranteed and may fluctuate with our performance and the establishment of financial reserves.

Because distributions on the common units are dependent on the amount of cash we generate, distributions may fluctuate based on our performance. The actual amount of cash that is available to be distributed each quarter will depend on numerous factors, some of which are beyond our control and the control of the general partner. Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

Risks Related to Our Investment in the Natural Gas Storage Business

Our facilities are new and have limited operating history.

Although we believe that our operating facilities are designed substantially to meet our contractual obligations with respect to injection and withdrawal volumes and specifications, the facilities are new and have a limited operating history. If we fail to receive or deliver natural gas at contracted rates, or cannot deliver natural gas consistent with contractual quality specifications, we could incur significant costs to maintain compliance with our contracts.

We have no history operating natural gas storage facilities.

Although many aspects of the natural gas storage industry are similar in many respects to our crude oil gathering, marketing, terminalling and storage operations, our current management does not have any experience in operating natural gas storage facilities. There are significant risks and costs inherent in our efforts to undertake entering into natural gas storage operations, including the risk that our new line of business may not be profitable and that we might not be able to operate the natural gas storage business or implement our operating policies and strategies successfully.

We will be required to devote a great deal of capital, management time and other resources by entering into the natural gas storage business. The devotion of these resources to natural gas storage operations could adversely affect our existing business. Entering into the natural gas storage industry may require substantial changes, including acquisition costs, capital development expenditures, adding management and employees who possess the skills we believe we will need to operate a natural gas storage business, and realigning our current organization to reflect this new line of business. Entering into the natural gas storage industry will require an investment in personnel and assets and the assumption of risks that may be greater than we have previously assumed.

Federal, state or local regulatory measures could adversely affect our business.

Our natural gas storage operations are subject to federal, state and local regulatory authorities. Specifically, our natural gas storage facilities and related assets are or will be subject to regulation by the Federal Energy Regulatory Commission or the Michigan Public Service Commission. Our facilities essentially have market based rate authority from such agencies. Any loss of market based rate authority could have an adverse impact on our revenues associated with providing storage services.

In addition, failure to comply with applicable regulations under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, and certain other state laws could result in the imposition of administrative, civil and criminal remedies.

Our gas storage business depends on third party pipelines to transport natural gas.

We depend on third party pipelines to move natural gas for our customers to and from our facilities. Any interruption of service on the pipelines or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on our ability, and the ability of our customers, to transport natural gas to and from our facilities, and could have a corresponding material adverse effect on our storage revenues. In addition, the rates charged by the interconnected pipeline for transportation to and from our facilities affect the utilization and value of our storage services. Significant changes in the rates charged by the pipeline or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on our storage revenues.

We encounter competition from a variety of sources.

We compete with other storage providers, including local distribution companies (“LDCs”), utilities and affiliates of LDCs and utilities. Certain major pipeline companies have existing storage facilities connected to their systems that compete with certain of our facilities. Construction of new capacity could have an adverse impact on our competitive position.

Expanding our business by constructing new storage facilities subjects us to construction risks; there is no guarantee that Pine Prairie will be developed in the expected time frame or at the expected cost or generate the expected returns.

One of the ways we intend to grow our business is through the construction and development of new storage facilities or additions to our existing facilities. The construction of additional storage facilities or new pipeline interconnects involves numerous regulatory, environmental, political and legal uncertainties beyond our control, and requires the expenditure of significant amounts of capital. As we undertake these projects, they may be completed behind schedule or over the budgeted cost. Because of increased demand for materials, equipment and services in the wake of Hurricanes Katrina and Rita, there could be shortages and cost increases associated with construction projects. Moreover, our revenues will not increase immediately upon the expenditure of funds on a particular project. We may also construct facilities in anticipation of market growth that may never materialize. For example, Pine Prairie is currently under development and there is no guarantee that it will be fully developed in the expected time frame or at the expected cost or generate the expected returns.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

The renewal or replacement of existing contracts with our customers at rates sufficient to maintain or exceed current or anticipated revenues and cash flows depends on a number of factors beyond our control, including competition from other storage providers and the supply of and demand for natural gas in the markets we serve. The inability to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

Third parties’ obligations under storage agreements may be suspended in some circumstances.

Some third parties’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions and mechanical or physical failures of our equipment or facilities or the equipment or facilities of third parties.

The nature of our investment in natural gas storage assets and business could expose us to significant compliance costs and liabilities.

Our operations involving the storage of natural gas are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may restrict or prohibit our operations or even claims of damages to property or persons resulting from our operations. The laws and regulations applicable to our operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous materials into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

Joint venture structures can create operational difficulties.

Our natural gas storage operations are conducted through Plains/Vulcan, a joint venture between us and a subsidiary of Vulcan Capital, with each of us owning 50%. The board of directors of Plains/Vulcan, which will include an equal number of representatives from us and Vulcan Capital, will be responsible for providing strategic direction and policy making, and we will be responsible for the day-to-day operations of Plains/Vulcan.

As with any such joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

Risks Related to the Exchange Offer and the Notes

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue new notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.

If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchaser of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer notes outstanding.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the partnership interests and the equity in our subsidiaries. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the notes, we may be required to adopt one or more alternatives, such as a refinancing of the notes. We cannot assure you that we would be able to refinance the notes.

Your right to receive payments on the notes and the guarantees is unsecured and will be effectively subordinated to our existing and future secured indebtedness as well as to any existing and future indebtedness of our subsidiaries that do not guarantee the notes.

The notes are effectively subordinated to claims of our secured creditors and the guarantees are effectively subordinated to the claims of our secured creditors as well as the secured creditors of our subsidiary guarantors. Although substantially all of our subsidiaries, other than PAA Finance Corp., the co-issuer of the notes, will initially guarantee the notes, in the future, under certain circumstances, the guarantees are subject to release and we may have subsidiaries that are not guarantors. In that case, the notes would be effectively subordinated to the claims of all creditors, including trade creditors and tort claimants, of our subsidiaries that are not guarantors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us or the holders of the notes.

Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.

Our leverage is significant in relation to our partners’ capital. At June 30, 2005, our total outstanding long-term debt and short-term borrowings under our revolving credit facility were approximately $160 million. We will be prohibited from making cash distributions during an event of default under any of our indebtedness. Various limitations in our credit facilities may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

Our leverage could have important consequences to investors in the notes. We will require substantial cash flow to meet our principal and interest obligations with respect to the notes and our other consolidated indebtedness. Our ability to make scheduled payments, to refinance our obligations with respect to our indebtedness or our ability to obtain additional financing in the future will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors. We believe that we will have sufficient cash flow from operations and available borrowings under our bank credit facility to service our indebtedness, although the principal amount of the notes will likely need to be refinanced at maturity in whole or in part. However, a significant downturn in the hydrocarbon industry or other development adversely affecting our cash flow could materially impair our ability to service our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to refinance all or portion of our debt or sell assets. We cannot assure you that we would be able to refinance our existing indebtedness or sell assets on terms that are commercially reasonable. In addition, if one or more rating agencies were to lower our debt ratings, we could be required by some of our counterparties to post additional collateral, which would reduce our available liquidity and cash flow.

Our leverage may adversely affect our ability to fund future working capital, capital expenditures and other general partnership requirements, future acquisition, construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness. Our leverage may also make our results of operations more susceptible to adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may place us at a competitive disadvantage as compared to our competitors that have less debt.

A court may use fraudulent conveyance considerations to avoid or subordinate the subsidiary guarantees.

Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use fraudulent conveyance laws to subordinate or avoid the subsidiary guarantees of the notes issued by any of our subsidiary guarantors. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the notes could be superior to the obligations under that guarantee.

A court could avoid or subordinate the guarantee of the notes by any of our subsidiaries in favor of that subsidiary’s other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

•  that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

•  that subsidiary did not receive fair consideration or reasonable equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

•   was insolvent or rendered insolvent by reason of the issuance of the guarantee;

•   was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constituted unreasonably small capital; or

•   intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, an entity would be considered insolvent for purposes of the foregoing if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation, or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

Among other things, a legal challenge of a subsidiary’s guarantee of the notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the notes. To the extent a subsidiary’s guarantee of the notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the note holders would cease to have any claim in respect of that guarantee.

Your ability to transfer the notes may be limited by the absence of a trading market.

The notes will be new securities for which currently there is no trading market. We do not currently intend to apply for listing of the notes on any securities exchange or stock market. Although certain of the initial purchasers have informed us that they currently intend to make a market in the notes, they are not obligated to do so. In addition, the initial purchasers may discontinue any such market-making at any time without notice. The liquidity of any market for the notes will depend on the number of holders of those notes, the interest of securities dealers in making a market in those notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•  to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs),

•  to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters, or

•  to comply with applicable law or any of our loan or other agreements.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the value of our units will decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to use our reasonable best efforts to:

•  within 120 days after the original issuance of the outstanding notes on May 27, 2005, file a registration statement with the SEC with respect to a registered offer to exchange each outstanding note for a new note having terms substantially identical in all material respects to such note except that the new note will not contain terms with respect to transfer restrictions, registration rights or additional interest;

•  cause the registration statement to be declared effective under the Securities Act within 210 days after the original issuance of the outstanding notes;

•  consummate the exchange of the outstanding notes for new notes within 240 days after the original issuance of the outstanding notes;

•  promptly following the effectiveness of the registration statement, offer the new notes in exchange for surrender of the outstanding notes; and

•  • keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.

We have fulfilled the agreements described in the first two preceding bullet points and are now offering eligible holders of the outstanding notes the opportunity to exchange their outstanding notes for new notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The new notes will be substantially identical to the outstanding notes except that the new notes will not contain terms with respect to transfer restrictions, registration rights or additional interest.

Under limited circumstances, we agreed to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement for the resale of the outstanding notes. We also agreed to use our reasonable best efforts to keep the shelf registration statement effective for up to two years after its effective date. The circumstances include if:

•       a change in law or in applicable interpretations thereof by the staff of the SEC do not permit us to effect the exchange offer;

•       for any other reason the exchange offer is not consummated within 240 days from May 27, 2005, the date of the original issuance of the outstanding notes;

•       the initial purchaser notifies us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

•       any holder other than the initial purchaser is not eligible to participate in the exchange offer.

Subject to certain exceptions, we will pay additional cash interest on the applicable outstanding notes if:

•       the exchange offer registration statement is not filed with the SEC on or before the 120th day after the original issuance of the outstanding notes;

•       the exchange offer registration statement is not declared effective by the SEC on or before the 210th day after the original issuance of the outstanding notes;

•       the exchange offer is not consummated on or before the 240th day after May 27, 2005, the date of the original issuance of the outstanding notes;

•       obligated to file a shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 120th day after the date on which the obligation to file a shelf registration statement arises;

•       obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 210th day after the date on which the obligation to file a shelf registration statement arises; or

•       after this registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective (subject to certain exceptions) (each such event referred to in the preceding clauses being a “registration default”).

Such additional interest will be payable from and including the date on which any such registration default occurs to the date on which all registration defaults have been cured.

The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 0.50% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the new notes.

Upon the filing or effectiveness of this registration statement, the consummation of the exchange offer, the filing or effectiveness of a shelf registration statement, or the effectiveness of a succeeding registration statement, as the case may be, the interest rate borne by the notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate. However, if after any such reduction in interest rate, a different event specified in the clauses above occurs, the interest rate may again be increased pursuant to the preceding provisions.

To exchange your outstanding notes for transferable new notes in the exchange offer, you will be required to make the following representations:

•       any new notes will be acquired in the ordinary course of your business;

•       you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•       you are not engaged in and do not intend to engage in the distribution of the new notes;

•       if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•       you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

In addition, we may require you to provide information to be used in connection with the shelf registration statement to have your outstanding notes included in the shelf registration statement. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Resale of New Notes

Based on no action letters of the SEC staff issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•       you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•       such new notes are acquired in the ordinary course of your business; and

•       you do not intend to participate in a distribution of the new notes.

The SEC, however, has not considered the exchange offer for the new notes in the context of a no action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you

•       cannot rely on such interpretations by the SEC staff; and

•       must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. The registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. If you are a broker-dealer, you may participate in the exchange offer only if you acquired the outstanding notes as a result of market-making activities or other trading activities. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date. We will issue new notes in principal amount equal to the principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only for new notes and only in integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $150 million in aggregate principal amount of the outstanding notes are outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding notes, and to all persons that we can identify as beneficial owners of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m. New York City time on November 16, 2005, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion

•       to delay accepting for exchange any outstanding notes,

•       to extend the exchange offer, or

•       to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting outstanding notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to (1) the registration statement of which this prospectus constitutes a part or (2) the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your notes, please call the exchange agent, whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•       a book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•       a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•       any new notes that you receive will be acquired in the ordinary course of your business;

•       you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•       you are not engaged in and do not intend to engage in the distribution of the new notes;

•       if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•  you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m. New York City time on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following the procedures described under “—Procedures for Tendering” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer manager in connection with the exchange offer and will not make any payments to broker dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out of pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•       SEC registration fees;

•       fees and expenses of the exchange agent and trustee;

•       accounting and legal fees and printing costs; and

•       related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange new notes for your outstanding notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless the offer or sale is either registered under the Securities Act or exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year Ended December 31,
	June 30, 2005	2004	2003	2002	2001	2000
RATIO OF EARNINGS TO FIXED CHARGES(1)(2)	3.24x	3.37x	2.36x	2.65x	2.16x	3.28x

(1)                 The 2000 period includes a loss of $15.1 million related to early extinguishment of debt previously classified as extraordinary items. Effective with the FASB’s issuance of SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” in April 2002, such items are included in income from continuing operations.

(2)                 Includes interest costs attributable to borrowings for inventory stored in a contango market of $9.2 million for the six months ended June 30, 2005, and $2.0 million, $1.0 million, $2.7 million, $3.2 million and $0.7 million for each of the years ended December 31, 2004, ,2003, 2002, 2001 and 2000, respectively. These interest costs are included in purchases and related costs in our GMT&S segment profit as we consider interest on these borrowings a direct cost to storing the inventory.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the outstanding notes, except the new notes do not include certain transfer restrictions. Outstanding notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our outstanding indebtedness.

DESCRIPTION OF THE NOTES

We will issue the new notes, and the outstanding notes were issued, under an Indenture (the “Base Indenture”) dated September 25, 2002, among us, the subsidiary guarantors and Wachovia Bank, National Association, as trustee, and a Supplemental Indenture thereto dated as of May 27, 2005 (the “Supplemental Indenture,” and together with the Base Indenture, the “Indenture”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of notes. You may request copies of the Indenture from us as set forth under “Where you can find more information.” As used in this description, the terms “we,” “us” and “our” refer to Plains All American Pipeline, L.P. and PAA Finance Corp. as co-issuers of the notes and not to any of their subsidiaries or affiliates. The definitions of certain capitalized terms used in this “Description of the Notes” are set forth below under “—Optional Redemption” and “—Definitions.” Capitalized terms used but not defined below have the meanings assigned to them in the Indenture. References to the “notes” in this section of the prospectus include both the outstanding notes and the new notes.

We have summarized some of the material provisions of the notes and the Indenture below. The following description of the notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

General Description of the Notes and the Guarantees

The notes are:

•       our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated debt;

•       unconditionally guaranteed by the subsidiary guarantors;

•       non-recourse to our general partner;

•       senior in right of payment to any of our future subordinated debt;

•       effectively junior to any of our existing and future secured debt to the extent of the security for that debt; and

•       effectively junior to any existing and future debt of our subsidiaries that do not guarantee the notes.

Initially our obligations under the notes are jointly and severally guaranteed by all of the subsidiaries of Plains All American Pipeline existing at the time of issuance of the outstanding notes other than PAA Finance Corp., Plains LPG Services GP LLC, Plains LPG Services, L.P., Plains LPG Marketing, L.P. and Atchafalaya Pipeline LLC, which we sometimes refer to collectively as the “non-guarantor subsidiaries.” Each guarantee by a subsidiary guarantor of the notes is:

•       a general unsecured obligation of that subsidiary guarantor;

•       equal in right of payment with all other existing and future unsubordinated debt of that subsidiary guarantor;

•       senior in right of payment to any future subordinated debt of that subsidiary guarantor; and

•       effectively junior to any secured debt of that subsidiary guarantor, to the extent of the security for that debt.

As of June 30, 2005, on an as-adjusted basis after giving effect to the original issuance of the outstanding notes and the application of the net proceeds therefrom, the notes and the guarantees would have been effectively subordinated to $655.7 million of short-term secured indebtedness. See “Risk factors—Risks Related to the Exchange Offer and the Notes—Your right to receive payments on the notes and the guarantees is unsecured and will be effectively subordinated to our existing and future secured indebtedness as well as to any existing and future indebtedness of our subsidiaries that do not guarantee the notes.”

The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. Except to the extent described below, the Indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes ranking equally and ratably with the notes offered hereby in all respects (except for the payment of interest accruing prior to the issue date of such additional notes), so that such additional notes form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes. If we issue such additional notes prior to the completion of the exchange offer, the period of the resale restrictions applicable to any notes previously offered and sold in reliance on Rule 144A under the Securities Act will be automatically extended to the last day of the period of any resale restrictions imposed on any such additional notes.

Principal, Maturity And Interest

We have issued the notes in an initial aggregate principal amount of $150 million. The notes will mature on June 15, 2015 and bear interest at the annual rate of 5.25%. Additional interest may also accrue on the notes in the circumstances described under “Exchange Offer.” All references to “interest” in this description of the notes include any such additional interest. Interest on the notes accrues from May 27, 2005 and is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2005. We will make each interest payment to the holders of record at the close of business on the June 1 and December 1 preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will issue the notes in denominations of $1,000 and integral multiples of $1,000.

No Liability of General Partner

Plains All American Pipeline’s general partner and its directors, officers, employees and partners (in their capacities as such) will not have any liability for our obligations under the notes. In addition, the Managing General Partner, and its directors, officers, employees and members, will not have any liability for our obligations under the notes. By accepting the notes, each holder waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. This waiver may not be effective, however, to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

The Guarantees

Initially, our payment obligations under the notes are jointly and severally guaranteed by all existing Subsidiaries of Plains All American Pipeline other than the non-guarantor subsidiaries. The obligations of each subsidiary guarantor under its guarantee are limited to the maximum amount that will, after giving effect to all other contingent and fixed liabilities of the subsidiary guarantor and to any collections from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of the other subsidiary guarantor under its guarantee, result in the obligations of the subsidiary guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Provided that no default shall have occurred and shall be continuing under the indenture, a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•       upon any sale or other disposition of all or substantially all of the assets of that subsidiary guarantor, including by way of merger, consolidation or otherwise, to any person that is not our affiliate (provided such sale or other disposition is not prohibited by the indenture);

•       upon any sale or other disposition of all of our direct or indirect equity interests in that subsidiary guarantor to any person that is not our affiliate; or

•       following delivery of a written notice of the release from the guarantee by us to the trustee, upon the release of all guarantees by the subsidiary guarantor of any debt of ours and any Subsidiary of Plains All American Pipeline (other than debt securities issued under the Indenture on or after the Issue Date).

If at any time after the issuance of the notes, including following any release of a subsidiary guarantor from its guarantee under the Indenture, a Subsidiary of Plains All American Pipeline (including any future Subsidiary) guarantees any of our debt or any debt of Plains All American Pipeline’s other Subsidiaries, we will cause such Subsidiary to guarantee the notes in accordance with the Indenture by simultaneously executing and delivering a supplemental indenture.

Optional Redemption

The notes are redeemable, in whole or in part, at our option at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of the notes, and (b) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming 360-day years, each consisting of twelve 30-day months), at the Adjusted Treasury Rate plus 25 basis points plus, in each case, accrued interest to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (a) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (a) J.P. Morgan Securities Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer; and (b) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the notes to be redeemed.

If less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption as follows:

•       if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

•       if the notes are not so listed or there are no such requirements, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

However, no note with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed.

Events of Default

Each of the following constitutes an “Event of Default” with respect to the notes:

(1)         default in payment when due of the principal of or any premium on the notes at maturity, upon redemption or otherwise;

(2)         default for 60 days in the payment when due of interest on the notes;

(3)         failure by us or, so long as the notes are guaranteed by a subsidiary guarantor, by such subsidiary guarantor, for 30 days after receipt of notice from the trustee or the holders to comply with any other term, covenant or warranty in the Indenture or the notes (provided that notice need not be given, and an Event of Default will occur, 30 days after any breach of the covenants described under “—Consolidation, Merger or Sale”);

(4)         default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any debt for money borrowed of us or any of the Subsidiaries of Plains All American Pipeline (or the payment of which is guaranteed by Plains All American Pipeline or any of its Subsidiaries), whether such debt or guarantee now exists or is created after the Issue Date, if (a) that default (x) is caused by a failure to pay principal of or premium, if any, or interest on such debt prior to the expiration of any grace period provided in such debt (a “Payment Default”), or (y) results in the acceleration of the maturity of such debt to a date prior to its originally stated maturity, and, (b) in each case described in clauses (x) or (y) above, the principal amount of any such debt, together with the principal amount of any other such debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more; provided that if any such default is cured or waived or any such acceleration rescinded, or such debt is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(5)         specified events in bankruptcy, insolvency or reorganization of us or, so long as the notes are guaranteed by a subsidiary guarantor, by such subsidiary guarantor;

(6)         so long as the notes are guaranteed by a subsidiary guarantor:

(a)           the guarantee by such subsidiary guarantor ceases to be in full force and effect, except as otherwise provided in the Indenture;

(b)          the guarantee by such subsidiary guarantor is declared null and void in a judicial proceeding; or

(c)           such subsidiary guarantor denies or disaffirms its obligations under the indenture or its guarantee.

An Event of Default for the notes will not necessarily constitute an Event of Default for any other series of debt securities that may be issued under the Base Indenture. In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization involving us, but not any subsidiary guarantor, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Consolidation, Merger or Sale

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

•       we are the surviving Person in the case of a merger, or the surviving Person:

•        is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia, provided that PAA Finance Corp. may not merge, amalgamate or consolidate with or into another Person other than a corporation satisfying such requirement for so long as Plains All American Pipeline is not a corporation; and

•       expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the notes, and the due and punctual performance or observance of all the other obligations under the Indenture to be performed or observed by us;

•       immediately after giving effect to the transaction or series of transactions, no Default or Event of Default has occurred and is continuing;

•       if we are not the surviving Person, then each subsidiary guarantor, unless such subsidiary guarantor is the Person with which we have consummated a transaction under this provision, shall have confirmed that its guarantee of the notes shall continue to apply to the obligations under the notes and the Indenture; and

•       we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the Indenture and all other conditions precedent to the transaction have been complied with.

Thereafter, the surviving Person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture. If we lease all or substantially all of our assets, we will not be so released from our obligations under the Indenture.

Modification of the Indenture

Generally, we, the subsidiary guarantors and the trustee may amend or supplement the Indenture, the guarantees and the notes with the written consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a nonconsenting holder):

•       reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•       reduce the principal of or change the fixed maturity of any note;

•       reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the notes;

•       reduce the rate of or change the time for payment of interest on any note;

•       waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•       release any security that may have been granted with respect to the notes;

•       make any note payable in currency other than that stated in the notes;

•       make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

•       waive a redemption payment with respect to any note;

•       except as otherwise permitted in the Indenture, release any subsidiary guarantor from its obligations under its guarantee or the Indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•       make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

Notwithstanding the preceding, without the consent of any holder of notes, we, the subsidiary guarantors and the trustee may amend or supplement the Indenture or the notes:

•       to cure any ambiguity, defect or inconsistency;

•       to provide for uncertificated notes in addition to or in place of certificated notes;

•       to provide for the assumption of our or the confirmation of a subsidiary guarantor’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•       to add or release subsidiary guarantors as permitted pursuant to the terms of the Indenture (please read “—The Guarantees”);

•       to make any changes that would provide any additional rights or benefits to the holders of notes that do not, taken as a whole, adversely affect the rights under the Indenture of any holder of the notes;

•       to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

•       to evidence or provide for the acceptance of appointment under the Indenture of a successor trustee;

•       to add any additional Events of Default;

•       to secure the notes and/or the guarantees; or

•       to establish the form or terms of any other series of debt securities under the Base Indenture.

Covenants

Limitations on Liens

We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property or upon any Capital Interests of any Restricted Subsidiary, whether owned or leased or hereafter acquired, to secure any of our debt or any debt of any other Person (other than debt securities issued under the Indenture), without in any such case making effective provision whereby all of the notes shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

•       Permitted Liens;

•       any lien upon any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

•       any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

•       any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

•       any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such Person at the time such Person becomes a Restricted Subsidiary;

•       any lien upon any of our property or assets or the property or assets of any Restricted Subsidiary in existence on the Issue Date or provided for pursuant to agreements existing on the Issue Date;

•       liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable Restricted Subsidiary has not exhausted its appellate rights;

•       any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any of our expenses and the expenses of the Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

•       any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing our debt or debt of any Restricted Subsidiary.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property or Capital Interests of a Restricted Subsidiary to secure our debt or debt of any Person (other than debt securities issued under the Indenture), that is not excepted above without securing the notes, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all other liens not excepted above, together with all Attributable Indebtedness from Sale-leaseback Transactions, excluding Sale-leaseback Transactions permitted under “—Limitations on Sale-Leasebacks,” does not exceed 10% of Consolidated Net Tangible Assets.

Limitations on Sale-Leasebacks

We will not, and will not permit any Subsidiary to, engage in a Sale-leaseback Transaction, unless:

•       such Sale-leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

•       the Sale-leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•       the Attributable Indebtedness from that Sale-leaseback Transaction is an amount equal to or less than the amount that we or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the notes; or

•       we or such Subsidiary, within a one-year period after such Sale-leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt of us or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of the business of Plains All American Pipeline or that of its Subsidiaries.

Notwithstanding the preceding, we may, and may permit any Subsidiary of Plains All American Pipeline to, effect any Sale-leaseback Transaction that is not excepted above, provided that the Attributable Indebtedness from such Sale-leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than debt securities issued under the Indenture) secured by liens upon Principal Properties not excepted in “—Limitations on Liens,” do not exceed 10% of Consolidated Net Tangible Assets.

These limitations on Sale-leaseback Transactions are less restrictive than the restrictions on Sale-leaseback Transactions applicable to our existing senior notes.

SEC Reports

Regardless of whether Plains All American Pipeline is required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, it will electronically file with the SEC, so long as the notes are outstanding, the annual, quarterly and other periodic reports that it is required to file (or would otherwise be required to file) with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act, and such documents will be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which it is required to file (or would otherwise be required to file) such documents, unless, in each case, such filings are not then permitted by the SEC.

If such filings are not then permitted by the SEC, or such filings are not generally available on the Internet free of charge, we will provide the trustee with, and the trustee will mail to any holder of notes requesting in writing to the trustee copies of, such annual, quarterly and other periodic reports specified in Sections 13 and 15(d) of the Exchange Act within 15 days after its Required Filing Date.

In addition, we will furnish to the holders of notes and to prospective investors, upon the requests of holders of notes, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the notes are not freely transferable under the Securities Act.

Defeasance and Discharge

At any time we may terminate all our obligations under the Indenture as they relate to the notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and timely payments therefrom and obligations to register the transfer of or exchange the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

Also, at any time we may terminate our obligations under covenants described in the last paragraph of “—The Guarantees,” under “—Covenants” and under “—SEC Reports” with respect to the notes (“covenant defeasance”), and thereafter our failure to comply with any of such covenants would not constitute an Event of Default.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, each guarantee obligation will be deemed to have been discharged with respect to the notes.

In order to exercise either defeasance option, we must irrevocably deposit in trust (the “defeasance trust”) with the trustee money, U.S. Government Obligations (as defined in the Indenture) or a combination thereof for the payment of principal, premium, if any, and interest on the notes to redemption or stated maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the notes would be entitled to look only to the trust for payment of principal of and any premium and interest on their notes until maturity.

Although the amount of money and U.S. Government Obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the defeased notes at the time of their stated maturity, if we exercise our covenant defeasance option for the notes and the notes are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. We would remain liable for such payments, however.

In addition, we may discharge all our obligations under the Indenture with respect to the notes, other than certain obligations to the trustee and our obligation to register the transfer of and exchange notes, provided that we either:

•       deliver all outstanding notes to the trustee for cancellation; or

•       all notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have irrevocably deposited with the trustee in trust an amount of cash or U.S. Government Obligations or a combination thereof sufficient to pay the entire indebtedness of the notes, including interest and premium, if any, to the stated maturity or applicable redemption date.

Concerning the Trustee

Wachovia Bank, National Association, acts as indenture trustee, security registrar and paying agent with respect to the notes. The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus, except for such information that specifically pertains to the trustee, or any information incorporated by reference.

Governing Law

The Indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

Definitions

“Attributable Indebtedness,” when used with respect to any Sale-leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

“Board of Directors” means (a) with respect to Plains All American Pipeline, the board of directors of the Managing General Partner, and (b) with respect to PAA Finance Corp., its board of directors or, in each case, with respect to any determination or resolution permitted to be made under the Indenture, any authorized committee or subcommittee of such board.

“Capital Interests” means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such Person.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1)         all current liabilities excluding:

(a)           any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

(b)          current maturities of long-term debt; and

(2)         the amount, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of Plains All American Pipeline for its most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Funded Debt” means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Issue Date” means with respect to the notes, the date on which the notes were initially issued, May 27, 2005.

“Managing General Partner” means Plains All American GP LLC, a Delaware limited liability company, and its successors and permitted assigns, as general partner of Plains AAP, L.P., a Delaware limited partnership (and its successors and permitted assigns, as general partner of Plains All American Pipeline) or as the business entity with the ultimate authority to manage the business and operations of Plains All American Pipeline.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the notes.

“Permitted Liens” means:

(1)                liens upon rights-of-way for pipeline purposes;

(2)                any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3)                the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of any property;

(4)                liens of taxes and assessments which are:

(a)           for the then current year,

(b)          not at the time delinquent, or

(c)           delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

(5)                liens of, or to secure performance of, leases, other than capital leases;

(6)                any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7)                any lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8)                any lien incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9)                any lien in favor of us or any Restricted Subsidiary;

(10)         any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11)         any lien securing industrial development, pollution control or similar revenue bonds;

(12)         any lien securing our debt or debt of any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrently with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the notes) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the notes), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Restricted Subsidiary in connection therewith;

(13)         liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14)         any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(15)         any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses, franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

(16)         easements, exceptions or reservations in any property of Plains All American Pipeline or any property of any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of its business or the business of Plains All American Pipeline and its Subsidiaries, taken as a whole;

(17)         liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farmout agreements, division orders, contracts for sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements arising in the ordinary course of Plains All American Pipeline’s or any Restricted Subsidiary’s business that are customary in the business of marketing, transportation and terminalling of crude oil and/or marketing of liquefied petroleum gas; or

(18)         any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means, whether owned or leased on the Issue Date or thereafter acquired:

(1)                any of the pipeline assets of Plains All American Pipeline or the pipeline assets of any Subsidiary of Plains All American Pipeline, including any related facilities employed in the transportation, distribution, terminalling, gathering, treating, processing, marketing or storage of crude oil or refined petroleum products, natural gas, natural gas liquids, fuel additives or petrochemicals; and

(2)                any processing or manufacturing plant or terminal owned or leased by Plains All American Pipeline or any Subsidiary of Plains All American Pipeline; except, in either case above:

(a)           any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

(b)          any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of Plains All American Pipeline or the activities of Plains All American Pipeline and its Subsidiaries, taken as a whole.

“Restricted Subsidiary” means any Subsidiary of Plains All American Pipeline owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-leaseback Transaction” means the sale or transfer by us or any Subsidiary of Plains All American Pipeline of any Principal Property to a Person (other than us or a Subsidiary of Plains All American Pipeline) and the taking back by us or any Subsidiary of Plains All American Pipeline, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person:

(1)                any other Person of which more than 50% of the total voting power of shares or other Capital Interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees (or equivalent persons) thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; or

(2)                in the case of a partnership, more than 50% of the partners’ Capital Interests, considering all partners’ Capital Interests as a single class, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain federal income tax considerations relevant to the exchange of outstanding notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

We believe that the exchange of outstanding notes for new notes should not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•       you acquire the new notes in the ordinary course of your business; and

•       you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

You may not participate in the exchange offer if you are:

•       our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•       a broker-dealer that acquired outstanding notes directly from us.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to one year after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, promptly available to any broker-dealer for use in connection with any such resale.

If you wish to exchange your outstanding notes for new notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer—Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering—Your Representations to Us” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•       in the over-the-counter market;

•       in negotiated transactions;

•       through the writing of options on the new notes or a combination of the preceding methods of resale;

•       at market prices prevailing at the time of resale; and

•       at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes offered in this exchange offer will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet as of December 31, 2004 of Plains AAP, L.P. incorporated in this Prospectus by reference to Plains All American Pipeline, L.P.’s Current Report on Form 8-K filed April 8, 2005 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are “incorporating by reference” into this prospectus information we file with the SEC. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by Plains All American Pipeline, L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) until all offerings under this shelf registration statement are completed or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•       Annual Report on Form 10-K for the year ended December 31, 2004;

•       Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•       Current Reports on Forms 8-K filed on January 26, 2005; February 23, 2005; March 8, 2005; April 1, 2005; April 8, 2005; April 21, 2005; April 25, 2005; May 12, 2005; May 25, 2005; May 31, 2005; August 16, 2005; August 22, 2005; September 16, 2005; September 19, 2005 and September 21, 2005.

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
Attention: Tim Moore
Telephone: (713) 646-4100

Additionally, you may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is www.sec.gov.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front cover.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this prospectus and incorporated by reference are forward looking statements, including, but not limited to, statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” and similar expressions and statements regarding our business strategy, plans and objectives for future operations. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward looking statements. These factors include, but are not limited to:

•  abrupt or severe production declines or production interruptions in outer continental shelf production located offshore California and transported on our pipeline system;

•  the success of our risk management activities;

•  the availability of, and our ability to consummate, acquisition or combination opportunities;

•  our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

•  successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations;

•  environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•  maintenance of our credit rating and ability to receive open credit from our suppliers and trade counter parties;

•  declines in volumes shipped on the Basin Pipeline, Capline Pipeline and our other pipelines by us and third party shippers;

•  the availability of adequate third party production volumes for transportation and marketing in the areas in which we operate;

•  successful third party drilling efforts in areas in which we operate pipelines or gather crude oil;

•  demand for natural gas or various grades of crude oil and resulting changes in pricing conditions or transmission throughput requirements;

•  fluctuations in refinery capacity in areas supplied by our transmission lines;

•  interruptions in service and fluctuations in rates of third party pipelines;

•  the effects of competition;

•  continued creditworthiness of, and performance by, counter parties;

•  the impact of crude oil and natural gas price fluctuations;

•  the impact of current and future laws, rulings and governmental regulations;

•  shortages or cost increases of power supplies, materials or labor (including the direct and indirect effects of Hurricanes Katrina and Rita on the availability of materials, the cost of natural gas and the demand for oil-field services);

•  weather interference with business operations or project construction;

•  the currency exchange rate of the Canadian dollar;

•  fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our Long-Term Incentive Plan; and

•  general economic, market or business conditions.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors’’ on page 8 of this prospectus. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

ANNEX A

LETTER OF TRANSMITTAL

TO TENDER

OUTSTANDING 5.25% SENIOR NOTES DUE 2015

OF

PLAINS ALL AMERICAN PIPELINE, L.P.
AND
PAA FINANCE CORP.

PURSUANT TO THE EXCHANGE OFFER AND PROSPECTUS
DATED OCTOBER 11, 2005

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 16, 2005 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE ISSUERS.

The Exchange Agent for the Exchange Offer is:

Wachovia Bank, National Association
Corporate Actions—NC1153
1525 West W. T. Harris Blvd.—3C3
Charlotte, North Carolina 28262-8522
Attention:  Marsha Rice

If you wish to exchange currently outstanding 5.25% senior notes due 2015 (the “outstanding notes”) for an equal aggregate principal amount at maturity of new 5.25% senior notes due 2015 pursuant to the exchange offer, you must validly tender (and not withdraw) outstanding notes to the exchange agent prior to the expiration date.

The undersigned hereby acknowledges receipt and review of the Prospectus, dated                        , 2005 (the “Prospectus”), of Plains All American Pipeline, L.P. and PAA Finance Corp. (the “Issuers”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Issuers’ offer (the “Exchange Offer”) to exchange their 5.25% Senior Notes due 2015 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of their issued and outstanding 5.25% Senior Notes due 2015 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Issuers reserve the right, at any time or from time to time, to extend the Exchange Offer at their discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Issuers shall notify the Exchange Agent and each registered holder of the Outstanding Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange Offer—Procedures for Tendering.”  DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an

“agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding notes in the Exchange Offer the Exchange Agent must receive prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•       DTC has received your instructions to tender your Outstanding Notes; and

•       You agree to be bound by the terms of this Letter of Transmittal.

BY USING THE ATOP PROCEDURES TO TENDER OUTSTANDING NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

SIGNATURES MUST BE PROVIDED
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1.     By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2.     By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Issuers to be necessary or desirable to complete the tender of Outstanding Notes.

3.     You understand that the tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between the undersigned and the Issuers as to the terms and conditions set forth in the Prospectus.

4.     By tendering Outstanding Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act (other than a broker-dealer who purchased Outstanding Notes exchanged for such New Notes directly from the Issuers to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act), provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any other person to participate in, the distribution of such New Notes.

5.     By tendering Outstanding Notes in the Exchange Offer, you hereby represent and warrant that:

a.                  the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the undersigned, whether or not you are the holder;

b.                 you have no arrangement or understanding with any person to participate in the distribution of Outstanding Notes or New Notes within the meaning of the Securities Act;

c.                  you are not an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Company, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

d.                 if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of the New Notes; and

e.                  if you are a broker-dealer, that you will receive the New Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities and that you acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

6.     You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights

Agreement, dated as of May 27, 2005 (the “Registration Rights Agreement”), by and among the Issuers, the Guarantors (as defined therein)  and the Initial Purchaser (as defined therein). Such election may be made by notifying the Issuers in writing at 333 Clay Street, Suite 1600, Houston, Texas 77002, Attention: Tim Moore. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Issuers, each of the directors of the Issuers, each of the officers of the Issuers who signs such shelf registration statement, each person who controls the Issuers within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to the undersigned furnished in writing by or on behalf of the undersigned expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

7.     If you are a broker-dealer that will receive New Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.

8.     Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.     Book-Entry Confirmations.

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as Agent’s Message and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date.

2.     Partial Tenders.

Tenders of Outstanding Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and New Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.

3.     Validity of Tenders.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Issuers, in their sole discretion, which determination will be final and binding. The Issuers reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Issuers, be unlawful. The Issuers also reserve the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Issuers’ interpretation of the terms and conditions of the Exchange Offer (including the instructions on the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Issuers shall determine. Although the Issuers intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Issuers, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

4.     Waiver of Conditions.

The Issuers reserve the absolute right to waive, in whole or part, up to the expiration of the Exchange Offer, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5.     No Conditional Tender.

No alternative, conditional, irregular or contingent tender of Outstanding Notes will be accepted.

6.     Request for Assistance or Additional Copies.

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this

Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7.     Withdrawal.

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer—Withdrawal of Tenders.”

8.     No Guarantee of Late Delivery.

There is no procedure for guarantee of late delivery in the Exchange Offer.

IMPORTANT:  BY USING THE ATOP PROCEDURES TO TENDER OUTSTANDING NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.